

October 26, 2011

Via-Email
Onward Choi
Acting Chief Financial Officer
NetEase.Com, Inc.
26/F, SP Tower D
Tsinghua Science Park Building 8
No. 1 Zhongguancun East Road, Haidian District
Beijing 100084, People's Republic of China

    Re: **NetEase.Com, Inc.**
           Form 20-F for Fiscal Year Ended December 31, 2010
           Filed June 22, 2011
           File No. 0-30666

Dear Mr. Choi:

We have reviewed your response dated October 13, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 43

B. Liquidity and Capital Resources, page 60

1. We reviewed your response to comment two in our letter dated September 27, 2011. In circumstances where a significant amount of consolidated cash, time deposits and short-term investments is held by foreign subsidiaries and VIEs, we believe that disclosure of whether you would need to accrue and pay taxes if repatriated and your intent not to repatriate the funds would be necessary for an understanding of your liquidity even though such disclosure is included in the financial statements. As such, if the amount of cash and time deposits held by PRC subsidiaries and variable interest entities is

significant, please also disclose that you would need to accrue and pay withholding and other taxes if the funds were repatriated and do not intend to repatriate the funds. Refer to Item 5.B. of Form 20-F.

Consolidated Financial Statements

Management's Report on Internal Control over Financial Reporting, page F-1

2. We reviewed your response to comment four in our letter dated September 27, 2011. Regarding the US GAAP audit engagements in which your Acting Chief Financial Officer participated, please tell us the approximate number of hours spent on these engagements. In addition, as previously requested please elaborate on your Reporting Manager's knowledge, experience and on-going training in US GAAP and SEC Rules and Regulations provided in your response to comment 14 in our letter dated August 8, 2011. In doing so, please tell us the approximate number of hours spent each year attending training courses focused on US GAAP and SEC Rules. Please also describe the nature of any US GAAP audit engagements which this individual participated in including the approximate number of hours spent on the engagements, whether they were directly involved in US GAAP issues and if so provide details of those issues.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief